Schnieder Downs & Company, Inc. (former accountant's), who served as the principal accountant to The Wexford Trust for a period greater than two years, was dismissed by the registrant effective December 5, 1997. On December 5, 1997 Deloitte & Touche (Newly Elected Auditors) were approved to serve as the principal accountant to the Fund.
The Former accountant's report on the financial statements for either of the past two years DID NOT contain adverse opinion or a disclaimer of opinion, NOR was it qualified or modified as to uncertainty, audit scope or accounting principals.

The decision to change the principal accountant from Schneider Downs & Co., Inc. to Deloitte & Touche LLP was recommended and approved by the Trustees of the Fund on December 5, 1997. The Trustees of the Fund are Richard R. Rice, Ronald H. Muhlenkamp, and Mr. Edgar Belle.

Over the past two accounting periods there were NO disagreements with the former accountants on any matter of accounting principals or practices, financial statement disclosure, or auditing scope or procedure.

WEXFORD TRUST:

/S/ Ronald H. Muhlenkamp

BY: RONALD H. MUHLENKAMP

December 5, 1997